Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



16 May 2006



US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully



Sue Welch
Assistant Company Secretary



To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 16 May 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Disclosure of Interest 16 May 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA plc: Disclosure of interests in shares under S198-202 of the Companies Act 1985

On 16 May 2006, the Company was notified by Barclays PLC, that as at the close of business on 11 May 2006 they had ceased to have a notifiable interest in the Company's ordinary shares.

16 May 2006

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



RECEIVED
2006 MAY 23 P 2:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAA

16 May 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch

Sue Welch
Assistant Company Secretary

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 16 May 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
BAA PLC - Rule 2.10 Announcement 15 May 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA PLC – Rule 2.10 Announcement

BAA plc ('BAA') announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that subsequent to an issue of 45,177 ordinary shares under the BAA 1996 Share Option Scheme, its issued share capital as at the 15 May 2006 comprises 1,081,080,418 ordinary shares of 100 pence each. The ISIN reference number for these securities is GB0000673409.

In addition, at 15 May 2006, BAA also has the following securities in issue:

Sterling denominated convertible bonds totalling £424m. The ISIN reference number for these securities is XS0145301692.

Sterling denominated convertible bonds totalling £425m. The ISIN reference number for these securities is XS0174150937.

For further information on BAA plc see www.baa.com

Enquiries:

Duncan Bonfield, BAA plc

Tel: +44 (0) 20 7932 6831